UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Pacific Premier Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
69478X105
(CUSIP Number)

July 1, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69478X105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident IV Depository Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 4,363,271
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 4,363,271
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,363,271
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%*
12	TYPE OF REPORTING PERSON OO

* All percentages of Common Stock (as defined below) outstanding contained herein are based on 46,529,210 shares of Common Stock outstanding as of May 8, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2018, as adjusted to give effect to the Issuer’s estimated issuance of 15,758,089 shares in the Issuer’s acquisition of Grandpoint Capital, Inc. as described in Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on July 9, 2018.

CUSIP No.	69478X105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 4,363,271
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 4,363,271
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,363,271
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%*
12	TYPE OF REPORTING PERSON PN

* All percentages of Common Stock (as defined below) outstanding contained herein are based on 46,529,210 shares of Common Stock outstanding as of May 8, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2018, as adjusted to give effect to the Issuer’s estimated issuance of 15,758,089 shares in the Issuer’s acquisition of Grandpoint Capital, Inc. as described in Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on July 9, 2018.

CUSIP No.	69478X105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident Capital IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 4,363,271
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 4,363,271
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,363,271
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%*
12	TYPE OF REPORTING PERSON PN

* All percentages of Common Stock (as defined below) outstanding contained herein are based on 46,529,210 shares of Common Stock outstanding as of May 8, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2018, as adjusted to give effect to the Issuer’s estimated issuance of 15,758,089 shares in the Issuer’s acquisition of Grandpoint Capital, Inc. as described in Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on July 9, 2018.

CUSIP No.	69478X105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident IV PF Depository Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 73,874
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 73,874
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,874
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%*
12	TYPE OF REPORTING PERSON OO

* All percentages of Common Stock (as defined below) outstanding contained herein are based on 46,529,210 shares of Common Stock outstanding as of May 8, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2018, as adjusted to give effect to the Issuer’s estimated issuance of 15,758,089 shares in the Issuer’s acquisition of Grandpoint Capital, Inc. as described in Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on July 9, 2018.

CUSIP No.	69478X105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident IV Professionals Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 73,874
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 73,874
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,874
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%*
12	TYPE OF REPORTING PERSON PN

* All percentages of Common Stock (as defined below) outstanding contained herein are based on 46,529,210 shares of Common Stock outstanding as of May 8, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2018, as adjusted to give effect to the Issuer’s estimated issuance of 15,758,089 shares in the Issuer’s acquisition of Grandpoint Capital, Inc. as described in Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on July 9, 2018.

CUSIP No.	69478X105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stone Point GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 73,874
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 73,874
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,874
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%*
12	TYPE OF REPORTING PERSON OO

* All percentages of Common Stock (as defined below) outstanding contained herein are based on 46,529,210 shares of Common Stock outstanding as of May 8, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2018, as adjusted to give effect to the Issuer’s estimated issuance of 15,758,089 shares in the Issuer’s acquisition of Grandpoint Capital, Inc. as described in Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on July 9, 2018.

CUSIP No.	69478X105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 4,437,145
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 4,437,145
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,437,145
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%*
12	TYPE OF REPORTING PERSON OO

* All percentages of Common Stock (as defined below) outstanding contained herein are based on 46,529,210 shares of Common Stock outstanding as of May 8, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2018, as adjusted to give effect to the Issuer’s estimated issuance of 15,758,089 shares in the Issuer’s acquisition of Grandpoint Capital, Inc. as described in Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on July 9, 2018.

CUSIP No.	69478X105

ITEM 1(a)	NAME OF ISSUER:
Pacific Premier Bancorp, Inc. (the “Company”)

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

17901 Von Karman Avenue
Suite 1200
Irvine, CA 92614

ITEM 2(a)	NAME OF PERSON FILING:

Trident IV Depository Holdings, LLC
Trident IV, L.P.
 Trident Capital IV, L.P.
Trident IV PF Depository Holdings, LLC
Trident IV Professionals Fund, L.P.
 Stone Point GP Ltd.
Stone Point Capital LLC

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For:
Trident IV Depository Holdings, LLC
Trident IV, L.P.
 Trident Capital IV, L.P.
Trident IV PF Depository Holdings, LLC
Trident IV Professionals Fund, L.P.
 Stone Point GP Ltd.
c/o Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
For:
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
ITEM 2(c)	CITIZENSHIP:

Trident IV Depository Holdings, LLC – U.S.
Trident IV, L.P. – Cayman Is.
 Trident Capital IV, L.P. – Cayman Is.
Trident IV PF Depository Holdings, LLC – U.S.
Trident IV Professionals Fund, L.P. – Cayman Is.
Stone Point GP Ltd. – Cayman Is.
 Stone Point Capital LLC – U.S.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock

CUSIP No.	69478X105

ITEM 2(e)	CUSIP NO.:

69478X105
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.
ITEM 4.	OWNERSHIP
The information in items 5 through 9 and item 11 on the cover pages (and the footnotes thereto) to this Schedule 13G is hereby incorporated by reference.
This Schedule 13G is filed jointly on behalf of: (i) Trident IV Depository Holdings, LLC (“Trident IV Depository”); (ii) Trident IV, L.P. (“Trident IV”); (iii) Trident Capital IV, L.P. (“Trident IV GP”); (iv) Trident IV PF Depository Holdings, LLC (“Trident IV PF Depository”); (v) Trident IV Professionals Fund, L.P. (“Trident IV PF”); (vi) Stone Point GP Ltd. (“Trident IV PF GP”); and (v) Stone Point Capital LLC (“Stone Point”).

As the sole member of Trident IV Depository, Trident IV controls Trident IV Depository, including with respect to the voting and investment power over shares of Common Stock held by Trident IV Depository, and is a beneficial owner of such shares of Common Stock. As the general partner of Trident IV, Trident IV GP holds voting and investment power with respect to the shares of Common Stock that are, or may be deemed to be, beneficially owned by Trident IV. Pursuant to a certain management agreement, Stone Point has received delegated authority from Trident IV GP relating to Trident IV, including the authority to exercise voting rights of the shares of Common Stock on behalf of Trident IV Depository, except with respect to any portfolio investment where Trident IV controls 10% or more of the voting power of such portfolio company, in which case delegated discretion to exercise voting rights may not be exercised on behalf of Trident IV without first receiving direction from the Investment Committee of Trident IV GP or a majority of the general partners of Trident IV GP. The management agreement does not delegate any power with respect to the disposition of shares of Common Stock beneficially owned by Trident IV, including those held by Trident IV Depository.

As the sole member of Trident IV PF Depository, Trident IV PF controls Trident IV PF Depository, including with respect to the voting and investment power over shares of Common Stock held by Trident IV PF Depository, and is a beneficial owner of such shares of Common Stock. As the general partner of Trident IV PF, Trident IV PF GP holds voting and investment power with respect to the shares of Common Stock that are, or may be deemed to be, beneficially owned by Trident IV PF. The manager of Trident IV PF is Stone Point. In its role as manager, Stone Point has authority delegated to it by Trident IV PF GP to exercise voting rights of shares of Common Stock on behalf of Trident IV PF Depository but does not have any power with respect to disposition of the shares of Common Stock held by Trident IV PF Depository. For any portfolio investment where Trident IV PF controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident IV PF without first receiving direction from the Investment Committee of Trident IV GP or a majority of the shareholders of Trident IV PF GP.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not Applicable.

CUSIP No.	69478X105

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.
ITEM 10.	CERTIFICATION.

(a)	Not applicable.

(b)

(c)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 10, 2018
TRIDENT IV DEPOSITORY HOLDINGS, LLC

By: Trident IV, L.P., its sole member
By: Trident Capital IV, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Member

TRIDENT IV, L.P.

By: Trident Capital IV, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Member

TRIDENT CAPITAL IV, L.P.

By: DW Trident GP, LLC, a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Member

TRIDENT IV PF DEPOSITORY HOLDINGS, LLC

By: Trident IV Professionals Fund, L.P., its sole member
By: Stone Point GP Ltd., a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Secretary

TRIDENT IV PROFESSIONALS FUND, L.P.

By: Stone Point GP Ltd., its sole general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Secretary

STONE POINT GP LTD.

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Secretary

STONE POINT CAPITAL LLC

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Senior Principal

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G in respect of the common stock, $0.01 par value of Pacific Premier Bancorp, Inc. is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

EXECUTED this 10th day of July, 2018.

TRIDENT IV DEPOSITORY HOLDINGS, LLC

By: Trident IV, L.P., its sole member
By: Trident Capital IV, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Member

TRIDENT IV, L.P.

By: Trident Capital IV, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Member

TRIDENT CAPITAL IV, L.P.

By: DW Trident GP, LLC, a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Member

TRIDENT IV PF DEPOSITORY HOLDINGS, LLC

By: Trident IV Professionals Fund, L.P., its sole member
By: Stone Point GP Ltd., a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Secretary

TRIDENT IV PROFESSIONALS FUND, L.P.

By: Stone Point GP Ltd., its sole general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Secretary

STONE POINT GP LTD.

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Secretary

STONE POINT CAPITAL LLC

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Senior Principal